1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 12, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Nov. 12, 2024 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2024 third quarter Business Report and Financial Statements. Third quarter consolidated revenue totaled NT$759.69 billion and net income was NT$325.26 billion, with diluted earnings per share of NT$12.54.

2.Approved the distribution of a NT$4.50 per share cash dividend for the third quarter of 2024, and set March 24, 2025 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be March 18, 2025. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (March 20 through March 24, 2025) for registration transfer, and the dividend will be paid on April 10, 2025. In addition, the ex-dividend date and the record date for entitlement to participate in this cash dividend distribution for TSMC American Depositary Shares (ADSs) will be March 18, 2025.

3.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$15,479.95 million for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation of advanced technology capacity, as well as 2025 R&D capital investments and sustaining capital expenditures; 3) 2025 capitalized leased assets.

4.Approved the issuance of unsecured corporate bonds in multiple offerings in the domestic market in an amount not to exceed NT$60 billion to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the nine months ended September 30, 2024 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the nine months ended September 30, 2024)
Net sales	2,025,846,521
Gross profit	1,111,975,413
Income from operations	896,340,137
Income before tax	957,040,631
Net income	797,962,871
Net income attributable to shareholders of the parent	798,587,976
Basic EPS (NT$)	30.80

Balance Sheets Items (as of September 30, 2024)
Total assets	6,165,658,176
Total liabilities	2,143,735,885
Equity attributable to shareholders of the parent	3,990,019,153